CANARY WHARF
GROUP PLC

04 FEB 23 AM 7:21

82-4997

04010041

JRG/AM/2820
12 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

SUPPL

Dear Ladies and Gentlemen

***Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')***

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of two copies of a document lodged with the UKLA, notifications of major interests in shares, offer updates and update on letting.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

dlw 2/24

***J R Garwood***
***Group Company Secretary***

## Canary Wharf Group - Offer Update

RNS Number:3387V
Canary Wharf Group PLC
12 February 2004

04 FEB 23 AM 7:21

CANARY WHARF GROUP PLC

OFFER UPDATE

The Independent Committee of Canary Wharf Group plc notes the announcement by CWG Acquisition Limited ("CWGA") of a revised cash offer of 275 pence per share and the announcement made shortly thereafter by Silvestor UK Properties Limited.

The Independent Committee is considering its response to CWGA's offer and a further announcement will be made in due course.

Enquiries

Lazard Tel: 020 7187 2000
(Financial adviser to the Independent Committee of Canary Wharf)
William Rucker
Maxwell James

Cazenove Tel: 020 7588 2828
(Financial adviser to the Independent Committee of Canary Wharf and joint broker to Canary Wharf)
Duncan Hunter
Richard Cotton

CSFB Tel: 0207 888 8888
(Joint broker to Canary Wharf)
George Maddison
Richard Crawley

Brunswick Tel: 020 7404 5959
(Public relations adviser to Canary Wharf)
James Bradley
Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in connection with offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Cazenove nor for providing advice in connection with offers for Canary Wharf.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Canary Wharf Group - Holding(s) in Company

RNS Number:3025V
Canary Wharf Group PLC
11 February 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 10 February 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 5 February 2004, UBS Investment Bank ("UBS-IB") had an interest in 22,211,587 ordinary shares of the Company (representing 3.8%* of the Company's issued share capital).

It was further noted that the interests are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and include 15,020,290 ordinary shares of the Company (representing 2.57%* of the Company's issued share capital) held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 5 February 2004, the Company had an issued share capital of 585,008,225.

Dated:

11 February 2004

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAKAFFAALEFE

# Canary Wharf Group - Circ re. improved terms

RNS Number:2227V
Canary Wharf Group PLC
10 February 2004

Doc. Re. Circular to Shareholders

Canary Wharf Group plc

Documents lodged with the UK Listing Authority

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf Group plc (the "Company") confirms that two copies of the Supplemental Circular to shareholders containing details of the improved terms of the Recommended Offer by Silvestor UK Properties Limited for the Company have been submitted to the UK Listing Authority.

The document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: (020) 7066 1000

Dated: 10 February 2004

Contact for queries:

Anna Marie Holland      Tel No: 020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

CIRURSURSVRUAAR

# Canary Wharf Group - Holding(s) in Company

RNS Number:1897V
Canary Wharf Group PLC
09 February 2004



NOTIFICATION OF MAJOR INTEREST IN SHARES

On 6 February 2004 pursuant to Sections 198-202 of the Companies Act 1985 ('the Act), Canary Wharf Group plc ('the Company') was notified that on 5 February 2004, 15,000,000 ordinary shares of the Company of which LMR Trust (the "Trust") and its subsidiaries, R F Holdings Limited and Canary Investments S.a.r.l., are interested, ceased to be registered in the name of Bank of New York Nominees Limited and were transferred into the name of BNY (OCS) Nominees Limited. It was further noted that the Trust and its subsidiaries, R F Holdings Limited and Canary Investments S.a.r.l., retained the same notifiable interest (within the meaning of Section 199(2) of the Act) in 51,915,085 ordinary shares of the Company (representing 8.87% of the Company's issued share capital) as notified pursuant to section 198(1) on 16 and 22 December 2003.

Note:

*As at 5 February 2004, the Company had an issued share capital of 585,008,225.

Dated:

9 February 2004

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAKANEFALEFE

## Canary Wharf Group - Update on agreements

RNS Number:1484V
Canary Wharf Group PLC
09 February 2004

CANARY WHARF GROUP UPDATE ON AGREEMENTS FOR REUTERS TO MOVE TO CANARY WHARF - AGREEMENTS SIGNED

Canary Wharf Group plc (CWG) announces that it has signed Agreements for Lease for the pre-let to Reuters of approximately 283,000 sq. ft of space in the building at 30 The South Colonnade, Canary Wharf. Reuters, the global information company, will take over the entire building in the Spring of 2005 as their headquarter office.

This formal exchange of contracts confirms that Reuters will lease 239,000 sq. ft on a 15-year lease. The additional 44,000 sq. ft will be leased on a separate lease with a 5th year break exercisable upon payment of a 1.5 year rental penalty as well as a further break at the 10th year.

After LUL vacates the building CWG will, at its own expense, carry out upgrades to a value of £3 million.

As part of the transaction CWG has granted to Reuters a rent free period of approximately 12 months equal to the value of Category A works and in addition CWG will agree to take over three of Reuters' leasehold properties. Those properties are expected to represent an exposure equivalent to approximately 2.5 years rent free at 30 The South Colonnade. CWG will also acquire the freeholds of Reuters' current Headquarters at 85 Fleet St and the St. Brides House building at an approximate price of £32.5 million with a short leaseback of Reuters Headquarters to the value of approximately £1.6 million per annum until they move to Canary Wharf in May 2005. Should Canary Wharf decide to sell the buildings, a profit sharing agreement with Reuters will share the profit achieved over and above acquisition and expense costs.

- ends -

- 2 -

For further information, please contact:

Wendy Timmons Tel: 020 7537 5025
Canary Wharf Group plc

NOTES TO EDITORS:

Reuters have been granted a 15-year lease for 239,000 sq. ft that reflects an initial rent across the office space of £35 per sq. ft in years 0-5. There is a fixed annual uplift on the office space at years 6-10 to £40 per sq. ft.

In addition Reuters have been granted a separate lease for 15-years on an additional 44,000 sq. ft with a tenant option to break at the 5th and 10th years that reflects an initial rent across the office space of £35 per sq. ft during years 0-5. There is a fixed annual uplift on the office space at years 6-10 to £40 per sq. ft. Details of a rental break penalty are given in the text of the announcement.



END

AGRUUUGGPUPCGCR

## Canary Wharf Group - Offer Update

RNS Number:0473V
Canary Wharf Group PLC
05 February 2004

For immediate release

Canary Wharf Group PLC

Offer Update

5th February 2004

The Independent Committee of the board of Canary Wharf notes the announcement this morning regarding an offer of 270p per share to be made by CWG Acquisition Limited. The Independent Committee will be meeting shortly to discuss its response to this announcement. In the meantime, shareholders are advised to take no action in respect of this announcement.

Enquiries:

| | | |
|---|---|---|
| Lazard | William Rucker<br>Maxwell James | 020 7187 2000 |
| Cazenove | Richard Cotton<br>Duncan Hunter | 020 7588 2828 |
| Brunswick | James Bradley<br>Fiona Laffan | 020 7404 5959 |

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no-one else in connexion with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Lazard nor for providing advice in connexion with potential offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no-one else in connexion with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Cazenove nor for providing advice in connexion with potential offers for Canary Wharf.

This information is provided by RNS
The company news service from the London Stock Exchange

END

OUPTAMLTMMTMMRI

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately.**

If you have sold or otherwise transferred all your Canary Wharf Shares, please send this document, together with the accompanying Supplemental AIM Document, Forms of Proxy, Form of Election and reply-paid envelope and (if you have not already done so) the Scheme Document and the AIM Document, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction.

An application will be made by Silvestor Holdings to the London Stock Exchange for the Class B Shares to be admitted to the Alternative Investment Market. It is expected that admission of the Class B Shares to trading on the Alternative Investment Market will become effective and that dealings for normal settlement will commence on the Alternative Investment Market at 8.00 a.m. on 12 March 2004. The Class B Shares will not be made available generally or marketed to the public in the UK or elsewhere.

This document should be read in conjunction with the Scheme Document, the AIM Document and the accompanying Supplemental AIM Document. The AIM Document and the Supplemental AIM Document have been issued by Silvestor Holdings and Silvestor Holdings and the directors and proposed directors of Silvestor Holdings are responsible for them.

**A LETTER FROM THE CHAIRMAN OF THE INDEPENDENT COMMITTEE AND THE ACTING CHAIRMAN OF THE COMPANY, SIR MARTIN JACOMB, RECOMMENDING THAT YOU VOTE IN FAVOUR OF THE SCHEME AT THE COURT MEETING AND AT THE EXTRAORDINARY GENERAL MEETING, APPEARS ON PAGES 6 TO 13 OF THIS DOCUMENT.**



## Increased recommended offer by

# Silvestor UK Properties Limited

## for

# Canary Wharf Group plc

## to be effected by means of a Scheme of Arrangement under section 425 of the Companies Act 1985

# Supplemental Circular to Canary Wharf Shareholders

Notices convening the Court Meeting and the Extraordinary General Meeting, both of which are to be held on the 29th Floor, One Canada Square, Canary Wharf, London E14 5AB on 23 February 2004, are set out at pages 189 to 192 of the Scheme Document. The Court Meeting will commence at 10.30 a.m. and the Extraordinary General Meeting will commence at 10.40 a.m. (or as soon thereafter as the Court Meeting shall have concluded or been adjourned).

**Whether or not you intend to be present at the Court Meeting and/or the Extraordinary General Meeting, you are requested to complete and sign both Forms of Proxy, blue for the Court Meeting and white for the Extraordinary General Meeting, in accordance with the instructions printed on them and return them to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (tel: 0870 162 3100 or, if calling from outside the UK, +44 20 8639 2157), as soon as possible, and in any event so as to be received not later than 48 hours before the relevant meeting. Alternatively, Forms of Proxy for the Court Meeting (but not the Extraordinary General Meeting) may be handed to the Chairman of the Court Meeting at the commencement of that meeting. The return of a completed Form of Proxy will not prevent you from attending the Court Meeting or the Extraordinary General Meeting and voting in person if you so wish and if you are entitled to do so.**

**If you have already completed and returned a Form of Proxy for the Court Meeting and/or the Extraordinary General Meeting, then you do not need to complete and return the enclosed Forms of Proxy unless you wish to change the way in which you wish your proxy (or proxies) to vote at the Court Meeting and/or the Extraordinary General Meeting. If you complete and return a Form of Proxy for the Court Meeting or the Extraordinary General Meeting, then any Form of Proxy which you have previously completed and returned in respect of the same meeting will be revoked and will be void for all purposes.**

**If you have already completed and returned a Form of Election in respect of some or all of your Canary Wharf Shares, and if you do not wish to revoke that earlier election or make an additional election, then you do not need to complete the enclosed yellow Form of Election. If you have completed and returned one or more Forms of Election previously sent to you and if you wish to make an additional election or revoke ALL of the elections made in those Forms of Election and make new election(s), then you should complete the enclosed yellow Form of Election in accordance with the instructions printed thereon.**

**On 6 February 2004, the last practicable business day before the publication of this document, the noon rate for pounds sterling, as reported by the Bank of Canada, was approximately £1.00 = CDN$2.4535.**

Lazard & Co., Limited and Cazenove & Co. Ltd are acting for the Company and no one else in connection with the Acquisition and the Scheme and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Lazard & Co., Limited or of Cazenove & Co. Ltd (respectively) or for providing advice in connection with the Acquisition or the Scheme.

Morgan Stanley & Co. Limited is acting for Silvestor, Silvestor Holdings, the MSREF Funds, the MSRESS Funds and Princes Gate Investors and no one else in connection with the Acquisition and the Scheme and will not be responsible to anyone other than Silvestor, Silvestor Holdings, the MSREF Funds, the MSRESS Funds and Princes Gate Investors for providing the protections afforded to clients of Morgan Stanley & Co. Limited or for providing advice in connection with the Acquisition or the Scheme.

N M Rothschild & Sons Limited is acting for Silvestor, Silvestor Holdings and Simon Glick and no one else in connection with the Acquisition and the Scheme and will not be responsible to anyone other than Silvestor, Silvestor Holdings and Simon Glick for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in connection with the Acquisition or the Scheme.

Goldman Sachs International is acting for the Whitehall 2001 Funds and no one else in connection with the Acquisition and the Scheme and will not be responsible to anyone other than the Whitehall 2001 Funds for providing the protections afforded to clients of Goldman Sachs International or for providing advice in connection with the Acquisition or the Scheme.

## IMPORTANT NOTICE

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue to, nor the solicitation of an offer to buy or subscribe for, shares in any jurisdiction in which such offer or solicitation is unlawful.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company except where otherwise stated.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to Silvestor, Silvestor Holdings and the Company. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "aim", "will", "may", "would", "could" or "should" or other words of similar meaning or the negative thereof. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial conditions, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of the operations of Silvestor, Silvestor Holdings or the Company; and (iii) the effects of government regulation on the business of Silvestor, Silvestor Holdings or the Company.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to Silvestor, Silvestor Holdings, the Company or any of its members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

## INFORMATION FOR UNITED STATES SHAREHOLDERS

Securities may not be offered or sold in the United States unless they are registered under the Securities Act, or are exempt from such registration requirements. The Class B Shares to be issued to Scheme Shareholders in connection with the Scheme will not be, and are not required to be, registered with the SEC under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of that Act based on High Court approval of the Scheme. For the purpose of qualifying for this exemption from the registration requirements of the Securities Act, the Company will advise the High Court that its sanctioning of the Scheme will be relied upon by the Company, Silvestor and Silvestor Holdings as an approval of the Scheme following a hearing on its fairness to Canary Wharf Shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Shareholders who may be deemed to be affiliates of Canary Wharf before implementation of the Scheme or who are affiliates of Silvestor Holdings after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of Class B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

Shareholders who may be deemed to be affiliates of Canary Wharf or Silvestor Holdings include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, Canary Wharf or Silvestor Holdings and would include certain officers and directors of Canary Wharf and Silvestor Holdings and may include principal shareholders (being any holder of more than 10 per cent. of the outstanding issued capital of Canary Wharf or Silvestor Holdings).

Shareholders who are affiliates may, in addition to re-selling their Class B Shares in the manner permitted by Rule 145(d) under the Securities Act, also sell their Class B Shares under any other available exemption under the Securities Act, including Regulation S. Regulation S would generally permit the sale of Class B Shares on AIM provided the sale is not pre-arranged with a buyer in the United States.

Any Class B Shares issued other than pursuant to the Scheme may not be re-offered, sold, transferred, re-sold, delivered or distributed, directly or indirectly, in or into or from the United States, except in transactions exempt from, or not subject to, the registration requirements of the Securities Act, and otherwise in compliance with the securities laws of the United States.

The SEC has not approved or disapproved the Class B Shares, nor has it expressed a view on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Canary Wharf, Silvestor and Silvestor Holdings are companies registered in England and Wales. Directors and officers of Canary Wharf, Silvestor and Silvestor Holdings, as well as the experts named in this document, may be located outside of the United States and, as a result, it may not be possible for United States Scheme Shareholders to effect service of process within the United States upon Canary Wharf, Silvestor, Silvestor Holdings or such other persons. All or a substantial portion of the assets of Canary Wharf, Silvestor, Silvestor Holdings and such other persons may be located outside of the United States and, as a result, it may not be possible to satisfy a judgment against Canary Wharf, Silvestor, Silvestor Holdings or such other persons in the United States or to enforce a judgment obtained by United States courts against Canary Wharf, Silvestor, Silvestor Holdings or such other persons outside of the United States.

## INFORMATION FOR CANADIAN SHAREHOLDERS

No securities commission or similar authority in Canada has expressed an opinion about the Class B Shares and it is an offence in Canada to claim otherwise.

The issue of Class B Shares in Canada is being made on an exempt basis and is exempt from the requirement that Silvestor Holdings prepares and files a prospectus with the relevant Canadian regulatory authorities. Accordingly, any re-sale of Class B Shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require re-sales to be made in accordance with exemptions from registration and prospectus requirements.

On the date of this document, the Company was aware that certain Canary Wharf Shareholders were resident in the provinces of Ontario and British Columbia. As a result, Silvestor has agreed to apply for a discretionary exemption from the requirements of the securities legislation in those provinces to allow Class B Shares issued to Canary Wharf Shareholders in such provinces to be freely tradable, provided that the first trade of such shares is made on an exchange outside of Canada. There can be no assurances that such a discretionary exemption will be granted or on what conditions any such exemption might be given. Canary Wharf Shareholders resident in Canada are advised to seek legal advice prior to any re-sale of any Class B Shares issued to them pursuant to the Scheme.

Any discussion of taxation and related matters contained in this document or the Scheme Document does not purport to be a comprehensive description of all the tax consequences of the Scheme or of a decision to elect for or invest in Class B Shares. Canary Wharf Shareholders resident in Canada should consult their own legal and tax advisers with respect to the tax consequences of the Scheme in their particular circumstances and with respect to the eligibility of Class B Shares under relevant Canadian federal and provincial legislation and regulations.

Canary Wharf, Silvestor and Silvestor Holdings are companies registered in England and Wales. All or substantially all of the directors and officers of Canary Wharf, Silvestor and Silvestor Holdings, as well as the experts named in this document, may be located outside of Canada and, as a result, it may not be possible for Canadian Scheme Shareholders to effect service of process within Canada upon Canary Wharf, Silvestor, Silvestor Holdings or such other persons. All or a substantial portion of the assets of Canary Wharf, Silvestor, Silvestor Holdings and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Canary Wharf, Silvestor, Silvestor Holdings or such other persons in Canada or to enforce a judgment obtained in Canadian courts against Canary Wharf, Silvestor, Silvestor Holdings or such other persons outside of Canada.

# Table of Contents


| | | Page |
|---|---|---|
| **Part 1 – Letter of recommendation from Sir Martin Jacomb – Chairman of the Independent Committee and acting Chairman of the Company** | | 6 |
| 1. | Introduction | 6 |
| 2. | Background to the improvement in the terms of the Acquisition | 7 |
| 3. | Summary of the improved terms of the Acquisition | 7 |
| 4. | The CWGA Offer and votes required to approve the Scheme | 9 |
| 5. | Further developments since my letter of 15 January 2004 | 10 |
| 6. | The Scheme, the Mix and Match Election facility and the Canary Wharf Shareholder meetings | 10 |
| 7. | Certain fees payable by the Company | 11 |
| 8. | Taxation | 11 |
| 9. | Action to be taken | 11 |
| 10. | Further information | 12 |
| 11. | Recommendation | 12 |
| **Part 2 – Additional information** | | 14 |
| Appendix 1 – Estimate of Value of Class B Shares | | 27 |
| Appendix 2 – Scheme Vote Calculations | | 30 |


# Definitions

Unless the context otherwise requires, the definitions used in the Scheme Document also apply in this document, together with the following definitions:

| | |
|---|---|
| "Acquisition" | the Acquisition (as that term is defined in the Scheme Document) on the improved terms described in this document |
| "Scheme Document" | the document issued by the Company to its shareholders, dated 15 January 2004, setting out details of the Scheme |
| "Supplemental AIM Document" | the document issued by Silvestor Holdings, dated 9 February 2004, containing information supplemental to that contained in the AIM Document |

# EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

| | |
|---|---|
| Latest time for lodging the blue Forms of Proxy for the Court Meeting | 10.30 a.m. on 21 February 2004[2] |
| Latest time for lodging the white Forms of Proxy for the Extraordinary General Meeting | 10.40 a.m. on 21 February 2004[3] |
| Voting Record Time | 6.00 p.m. on 21 February 2004 |
| Court Meeting | 10.30 a.m. on 23 February 2004 |
| Extraordinary General Meeting | 10.40 a.m. on 23 February 2004[4] |
| Latest time for receipt of Mix and Match Elections | 3.00 p.m. on 10 March 2004 |
| Court hearing of the petition to sanction the Scheme and to confirm the Capital Reduction | 11 March 2004 |
| Last day of dealings in Canary Wharf Shares | 11 March 2004 |
| Scheme Record Time | 6.00 p.m. on 11 March 2004 |
| Effective Date of the Scheme | 12 March 2004 |
| De-listing of Canary Wharf Shares | 12 March 2004 |
| Commencement of dealings in Class B Shares on the Alternative Investment Market | 8.00 a.m. on 12 March 2004 |
| Crediting of Class B Shares to CREST accounts[5] | 12 March 2004 |
| Despatch of share certificates in respect of Class B Shares and cheques in respect of cash consideration | By 26 March 2004 |

All references in this document to times are to London times unless otherwise stated.

**The Court Meeting and the Extraordinary General Meeting will both be held on the 29th Floor, One Canada Square, Canary Wharf, London E14 5AB on 23 February 2004.**

---

(1) These times and dates are indicative only and will depend, amongst other things, on the date upon which the High Court sanctions the Scheme and confirms the Capital Reduction and the date on which the conditions to the Scheme set out in Part 3 of the Scheme Document are satisfied or, if capable of waiver, waived.

(2) It is requested that blue Forms of Proxy for the Court Meeting be lodged at least 48 hours prior to the time appointed for the Court Meeting. However, Forms of Proxy for the Court Meeting not returned by this time may be handed to the chairman of the Court Meeting at the commencement of that meeting.

(3) White Forms of Proxy for the Extraordinary General Meeting must be lodged at least 48 hours prior to the time appointed for the Extraordinary General Meeting.

(4) Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

(5) Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form.

# PART 1

# LETTER OF RECOMMENDATION FROM SIR MARTIN JACOMB – CHAIRMAN OF THE INDEPENDENT COMMITTEE AND ACTING CHAIRMAN OF THE COMPANY

CANARY WHARF
GROUP PLC

*Registered office:*
One Canada Square
Canary Wharf
London E14 5AB
(Registered in England under number 4191122)

*Directors:*
Sir Martin Jacomb (*Chairman of the Independent Committee and acting Chairman of the Company*)*
George Iacobescu CBE (*Chief Executive Officer*)
A. Peter Anderson II (*Managing Director, Finance*)
Paul Reichmann
Sir John Carter*
Christopher Jonas CBE*
Michael Price*
Gerald Rothman*
Robert Speirs*
Andrew Tisch*

* *non-executive and member of the Independent Committee*

9 February 2004

*To all Canary Wharf Shareholders and, for information only, the holder of the Warrants and participants in the Canary Wharf Share Schemes*

Dear Shareholder,

**INCREASED RECOMMENDED OFFER BY SILVESTOR UK PROPERTIES LIMITED FOR CANARY WHARF GROUP PLC**

## 1. Introduction

On 15 January 2004, I wrote to you with details of a recommended offer by Silvestor UK Properties Limited ("Silvestor") for the Company of 265 pence per share. On 5 February 2004, the Independent Committee of Canary Wharf and the board of Silvestor announced that they had agreed the terms of a recommended increased offer of 275 pence per share. The Acquisition is to be effected by way of scheme of arrangement.

I am writing to you on behalf of the Independent Committee to provide further details of the improved terms of the Acquisition and to recommend the action you should take.

The Independent Committee welcomes the improvement in the terms of the Acquisition, which amounts to a material increase in the value being offered to Canary Wharf Shareholders with higher total consideration, an increase in the number of Class B Shares and improved liquidity available to Canary Wharf Shareholders who wish to retain an ongoing participation in the future of the Canary Wharf Estate and, as before, the ability for Canary Wharf Shareholders to receive all of the consideration in cash if they so elect.

The Independent Committee unanimously recommends that you vote in favour of the resolutions required to effect the Scheme at the Court Meeting and at the Extraordinary General Meeting, both of which are to be held on the 29th Floor, One Canada Square, Canary Wharf, London, E14 5AB on

23 February 2004. The Canary Wharf Directors, with the exception of Paul Reichmann, have undertaken to vote in favour of these resolutions in respect of their own beneficial holdings of Canary Wharf Shares. The undertakings given by those directors cease to be binding if the recommendation of the Acquisition by the Independent Committee is withdrawn or adversely modified. Further information in relation to the Court Meeting and the Extraordinary General Meeting is contained in paragraph 6 below and in paragraph 12 of Part 1 of the Scheme Document and in paragraph 9 of Part 2 of the Scheme Document.

This document should be read in conjunction with the accompanying Supplemental AIM Document and with the Scheme Document and the AIM Document, both of which were posted to you on 15 January 2004. Additional copies of the Scheme Document and the AIM Document can be obtained by telephoning Capita Registrars on 0870 162 3100 (or, if calling from outside the United Kingdom, +44 20 8639 2157).

**2. Background to the improvement in the terms of the Acquisition**

On 5 December 2003, the Independent Committee of Canary Wharf and the board of Silvestor announced that they had agreed the terms of a recommended offer by Silvestor for the Company valuing each Canary Wharf Share at 265 pence. Details of the Acquisition were contained in the Scheme Document.

On 29 January 2004, IPC Advisors, a company connected with Paul Reichmann, announced that it would not be in a position to announce a firm intention to make an offer for the Company prior to 6.00 p.m. on 31 January 2004. This was the deadline for IPC Advisors to announce an offer of at least 275 pence per share which Brascan would irrevocably undertake to accept.

On 5 February 2004, CWG Acquisition Limited ("CWGA"), a company formed at the direction of (amongst others) Brascan, announced the terms of an offer to be made for the Company (the "CWGA Offer"). The CWGA Offer, which has not been recommended by the Independent Committee, consists of an all-cash offer at a price of 270 pence per share with an acceptance condition of at least 50 per cent. and, subject to certain conditions being satisfied, a share alternative of one share in Thames River Office Properties PLC in lieu of each 25 pence in cash which would otherwise have been made available under the basic terms of the CWGA Offer. RF Holdings Limited, a company connected with Paul Reichmann, has irrevocably agreed to accept, or to procure the acceptance of, the CWGA Offer in respect of the 51,915,085 Canary Wharf Shares in which it is interested. Trilon International, Inc., a wholly owned subsidiary of Brascan, has irrevocably undertaken to accept the CWGA Offer in respect of the 52,750,000 Canary Wharf Shares that it owns.

Shortly after the announcement of the CWGA Offer on 5 February 2004, Silvestor and the Independent Committee announced the improved terms of the Acquisition.

**3. Summary of the improved terms of the Acquisition**

The Acquisition is to be effected by way of a scheme of arrangement under section 425 of the Companies Act, which requires the approval of Canary Wharf Shareholders and the sanction of the High Court. Under the improved terms of the Acquisition, Scheme Shareholders will receive:

| | |
|---|---|
| **For each Canary Wharf Share** | **220 pence in cash and 0.55 of a Class B Share in Silvestor Holdings** |

**As an alternative, if the Scheme becomes effective, Canary Wharf Shareholders will receive 275 pence in cash for each of their Canary Wharf Shares if they so elect under the Mix and Match Election.**

A letter from Morgan Stanley providing an estimate of value of not less than 100 pence per Class B Share is contained in Appendix 1. On the basis that each Class B Share has a value of 100 pence, the improved terms of the Acquisition value each Canary Wharf Share at 275 pence and the issued ordinary share capital of the Company at approximately £1.61 billion.

The value of 275 pence per Canary Wharf Share represents a premium of:

- approximately 75 per cent. to the closing mid-market price of 157.5 pence per Canary Wharf Share on 24 April 2003 (the last business day prior to speculation surrounding a potential offer for the Company);
- approximately 53 per cent. to the closing mid-market price of 180 pence per Canary Wharf Share on 5 June 2003 (the last business day prior to the date on which the Company announced it had received a number of approaches from potential offerors);
- approximately 5 per cent. to the Adjusted Triple Net Asset Value per Canary Wharf Share of approximately 261 pence as at 30 June 2003 (as set out in Appendix 2 to the Scheme Document); and
- approximately 14 per cent. to the pro forma Adjusted Triple Net Asset Value per Canary Wharf Share of approximately 241 pence as at 30 June 2003 adjusted for the disposal of 5 Canada Square and 25 Canada Square to RBS (as set out in Appendix 2 to the Scheme Document).

Save as described in this document, there has been no material change to the terms of the Acquisition. In particular:

- the Court Meeting is still scheduled to take place on 23 February 2004;
- the Scheme is still expected to become effective on 12 March 2004;
- the Mix and Match Election is still being made available so that Canary Wharf Shareholders will, if they so elect, receive 275 pence in cash (and no Class B Shares) in respect of each of their Canary Wharf Shares; and
- the undertakings Silvestor received to vote in favour of the Acquisition in respect of, in aggregate, 17,243,001 Canary Wharf Shares continue to apply.

*Financial effects of completion of the Acquisition on the improved terms*

The following table sets out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects on capital value for a holder of 1,000 Canary Wharf Shares assuming the Scheme becomes effective. It compares the value of the number of Class B Shares and the amount of cash consideration to be issued or paid (respectively) under the Scheme in respect of 1,000 Canary Wharf Shares with the value of 1,000 Canary Wharf Shares on 5 June 2003 (the last business day prior to the commencement of the Offer Period). It assumes no election is made under the Mix and Match Election. In assessing the financial effects of the Acquisition, no account has been taken of any potential liability to taxation of a Canary Wharf Shareholder.

| | £ |
|---|---|
| Value of 550 Class B Shares | 550[(1)] |
| Cash consideration | 2,200 |
| Total value of consideration in respect of 1,000 Canary Wharf Shares | 2,750 |
| Less: market value of 1,000 Canary Wharf Shares on 5 June 2003 | (1,800)[(2)] |
| Increase in capital value | 950 |
| Percentage increase in capital value | 53% |

Notes:

(1) Based on the value of a Class B Share of 100 pence: see Appendix 1.

(2) Based on the closing middle-market price of 180 pence per Canary Wharf Share on 5 June 2003 (the last business day before the commencement of the Offer Period).

*Shareholdings in Silvestor Holdings*

Following completion of the Acquisition, the approximate equity ownership of Silvestor Holdings is expected to be as follows:

| Shareholder | Class of share | Number of shares | Approximate percentage of share capital | Approximate percentage of voting rights |
|---|---|---|---|---|
| Canary Wharf Shareholders | Class B Shares | 275,001,959 | 37.2% | 6.9% |
| Glick Entities | SG Shares | 233,762,823 | 31.6% | 46.9% |
| MSREF Funds | Class A Shares | 158,000,000 | 21.4% | 31.7% |
| Whitehall 2001 Funds | Class A Shares | 19,000,000 | 2.6% | 3.8% |
| MSRESS Funds | Class A Shares | 29,000,000 | 3.9% | 5.8% |
| Princes Gate Investors | Class A Shares | 24,000,000 | 3.2% | 4.8% |
| TOTAL | | 738,764,782 | 100.0% | 100.0% |

Notes:

(1) Assuming no further Canary Wharf Shares are issued pursuant to the exercise of options or Warrants.

(2) Class B Shares available to Canary Wharf Shareholders under the improved terms of the Acquisition but which, as a result of elections made under the Mix and Match Election, are not issued to them, will be issued to persons procured by Morgan Stanley Securities Limited pursuant to certain underwriting arrangements. Certain Consortium members have entered into sub-underwriting arrangements with Morgan Stanley Securities Limited pursuant to which they have agreed to subscribe for Class B Shares in those circumstances. The maximum number of Class B Shares and the approximate proportion of the issued share capital and voting rights that such members could hold in the form of Class B Shares following completion of the Acquisition is 108,459,959 Class B Shares (14.7 per cent. of share capital; 2.7 per cent. of voting rights), of which 77,251,403 Class B Shares (10.5 per cent. of share capital; 1.9 per cent. of voting rights) would be held by the MSREF Funds; 10,000,000 Class B Shares (1.4 per cent. of share capital; 0.3 per cent. of voting rights) by the Whitehall 2001 Funds; 12,000,000 Class B Shares (1.6 per cent. of share capital; 0.3 per cent. of voting rights) by the MSRESS Funds; 6,000,000 Class B Shares (0.8 per cent. of share capital; 0.2 per cent. of voting rights) by Princes Gate Investors; and 3,208,556 Class B Shares (0.4 per cent. of share capital; 0.1 per cent. of voting rights) by one of the Glick Entities.

(3) The interests of the MSREF Funds and the Whitehall 2001 Funds above assume that the arrangements described under the heading "Arrangements with the Government of Qatar" in paragraph 9 of Part 1 of the Scheme Document will be completed prior to completion of the Acquisition. These arrangements have been amended in connection with the improvement in the terms of the Acquisition in the manner described in sub-paragraph 7(e) of Part 2 of this document. If such arrangements are not completed prior to completion of the Acquisition, then the number of Class A Shares and approximate proportion of the issued share capital and voting rights held by the MSREF Funds and the Whitehall 2001 Funds would be as follows: MSREF Funds, 137,000,000 Class A Shares (19 per cent. of share capital; 28 per cent. of voting rights) and Whitehall 2001 Funds, 40,000,000 Class A Shares (5 per cent. of share capital; 8 per cent. of voting rights).

(4) The number of SG Shares to be issued to the Glick Entities in exchange for the contribution of their beneficial holding of 85,004,663 Canary Wharf Shares has been increased from 225,262,357 as set out in the Scheme Document to 233,762,823 to reflect the increased value of 275 pence per Canary Wharf Share under the improved terms of the Acquisition.

(5) At the offer price of 265 pence per Canary Wharf Share, 1,000 shares of each class of share in Silvestor Holdings represented 0.000147 per cent. of the equity in Silvestor Holdings. At the increased offer price of 275 pence per Canary Wharf Share, 1,000 shares of each class of share in Silvestor Holdings represents 0.000135 per cent. of the equity in Silvestor Holdings.

## 4. The CWGA Offer and votes required to approve the Scheme

By its announcement of 5 February 2004, CWGA is committed to making the CWGA Offer, which has a 50 per cent. acceptance condition. In its offer announcement, CWGA stated that it had received irrevocable undertakings to accept the CWGA Offer in respect of 104,665,085 Canary Wharf Shares, representing approximately 17.9 per cent. of Canary Wharf's issued share capital. Therefore, the CWGA Offer would need further acceptances of approximately 32.1 per cent. of Canary Wharf Shares in order for its acceptance condition to be satisfied. If the CWGA Offer becomes or is declared unconditional in all respects, CWGA has indicated that it intends to delist the Canary Wharf Shares.

Canary Wharf Shareholders who might otherwise wish to retain their Canary Wharf Shares and not accept any offer for Canary Wharf should be aware that, if the Acquisition is not approved and if the CWGA Offer becomes or is is declared unconditional in all respects, they will either:

(a) become minority shareholders in an unlisted company controlled by CWGA if CWGA does not acquire 90 per cent. or more of the shares to which the CWGA Offer relates or if CWGA does not exercise the right of compulsory purchase after having acquired that number of Canary Wharf Shares; or

(b) receive consideration with a value of 270 pence per Canary Wharf Share, rather than the 275 pence per Canary Wharf Share which is being offered by Silvestor under the improved terms of the Acquisition, if CWGA acquires more than 90 per cent. of the shares to which the CWGA Offer relates.

If the recommended acquisition by Silvestor is completed, Canary Wharf Shareholders will receive, in respect of each Canary Wharf Share, 275 pence in cash if they so elect under the Mix and Match Election or, subject to any different elections made under the Mix and Match Election, 220 pence in cash and 0.55 of a Class B Share.

Shareholders should note that, taking into account the announced intention of Brascan and RF Holdings Limited to vote against the Scheme and the fact that the Canary Wharf Shares controlled by the Glick Entities are ineligible to vote at the Court Meeting, and if it were the case that no other shareholders vote against the Scheme, the shares required to vote in favour of the Scheme at the Court Meeting in order to approve the Scheme amount to approximately 53.7 per cent. of the total issued share capital of the Company. This represents approximately 79.4 per cent. of the share capital of the Company which is eligible to vote at the Court Meeting excluding those Canary Wharf Shares controlled by Brascan and RF Holdings Limited. Further details concerning the calculations contained in this paragraph are contained in Appendix 2.

**Accordingly, the Independent Committee believes that the Scheme is capable of being approved at the Shareholder Meetings. The Independent Committee encourages all shareholders to vote in favour of the Acquisition and the Scheme in the absence of a superior offer by completing and returning the enclosed Forms of Proxy in accordance with paragraph 9 below or by attending the Canary Wharf Meetings in person and voting in favour of the Scheme and the Acquisition.**

## 5. Further developments since my letter of 15 January 2004

As more fully announced today, agreements for lease have been signed for the pre-let to Reuters of approximately 283,000 sq. ft. in the building at 30 The South Colonnade, Canary Wharf. This formal exchange of contracts confirms that Reuters will lease 239,000 sq. ft. for a period of 15 years. The remaining 44,000 sq. ft. will be leased under a separate lease with a break exercisable at the fifth year on payment of 1.5 years rent as well as a further break exercisable at the tenth year.

## 6. The Scheme, the Mix and Match Election facility and the Canary Wharf Shareholder meetings

The Scheme will be amended to reflect the improved terms of the Acquisition and to allow Canary Wharf Shareholders who have already made an election under the Mix and Match Election to revoke that election (and any subsequent election) should they decide to do so. There have been no other changes to the Scheme and in all other respects the terms and conditions of the Acquisition remain as set out in the Scheme Document.

The Scheme, which is subject to the conditions set out in Part 3 of the Scheme Document, requires the approval of Canary Wharf Shareholders (excluding the Glick Entities) by the passing of a resolution at the Court Meeting and the separate approval of Canary Wharf Shareholders (including the Glick Entities) by the passing of a special resolution at the Extraordinary General Meeting, both of which are to be held on 23 February 2004 on the 29th Floor, One Canada Square, Canary Wharf, London, E14 5AB. The Scheme must also be sanctioned by the High Court.

Subject to satisfaction or waiver of the conditions set out in Part 3 of the Scheme Document and dependent upon the date on which the High Court sanctions the Scheme and confirms the Capital Reduction, it is expected that the Scheme will become effective on or about 12 March 2004.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders, whether or not they voted in favour of the Scheme and related resolutions at the Court Meeting and/or at the Extraordinary General Meeting.

## 7. Certain fees payable by the Company

Under the terms of an agreement dated 5 December 2003, the Company agreed:

(a) to pay MSREF IV International-G.P., L.L.C. a fee of approximately £15.5 million, being one per cent. of the value of Silvestor's offer, if:

   (i) the Independent Committee withdraws or adversely modifies its recommendation of the Acquisition and thereafter the Acquisition is not made, lapses or is withdrawn; or

   (ii) a Third Party Transaction is successful; and

(b) if the Acquisition is unsuccessful for any other reason (other than as a result of the insolvency of Silvestor), to pay a fee to MSREF IV International-G.P., L.L.C. of approximately £7.8 million, being half of one per cent. of the value of Silvestor's offer.

As a result of the improvement in the terms of the Acquisition, the £15.5 million fee referred to in sub-paragraph (a) above would increase to approximately £16.1 million and the £7.8 million fee referred to in sub-paragraph (b) above would increase to approximately £8.0 million. None of the other provisions of the 5 December 2003 agreement is affected.

The Property Sale Agreements completed on 22 December 2003. As a result, under the terms of the 5 December 2003 Agreement, if the Acquisition is unsuccessful, then Canary Wharf will pay MSREF IV International-G.P., L.L.C. an additional fee of £4.0 million (of which RBS has agreed with the Company to bear £1.0 million), together with any amount payable in respect of VAT. However, if this additional £4.0 million fee becomes payable, then the amended fee referred to in sub-paragraph (a) above (if payable), but not the amended fee referred to in sub-paragraph (b) above, will be reduced by an amount equal to the additional £4.0 million fee together with any amount payable in respect of VAT thereon.

## 8. Taxation

Your attention is drawn to paragraph 12 of Part 2 of the Scheme Document. If you are in any doubt as to your tax position, you should consult your independent professional advisor.

## 9. Action to be taken

*Action to be taken in connection with the Acquisition*

Notices convening the Court Meeting and the Extraordinary General Meeting are set out on pages 189 to 192 of the Scheme Document. You will find enclosed with this document the following new voting forms: a blue Form of Proxy for use at the Court Meeting, a white Form of Proxy for use at the Extraordinary General Meeting and a yellow Form of Election for use in connection with the Mix and Match Election.

**Whether or not you intend to be present at either meeting, you are requested to complete and return the Forms of Proxy for the Court Meeting (blue) and for the Extraordinary General Meeting (white) in accordance with the instructions printed on the forms.**

**If you have already completed and returned a Form of Proxy for the Court Meeting and/or for the Extraordinary General Meeting, then you do not need to complete and return the enclosed Forms of Proxy unless you wish to change the way in which you wish your proxy (or proxies) to vote at the Court Meeting and/or the Extraordinary General Meeting.**

**If you complete and return a Form of Proxy for the Court Meeting or the Extraordinary General Meeting, then any Form of Proxy which you have previously completed and returned in respect of the same meeting will be revoked and will be void for all purposes.**

**Completed Forms of Proxy should be returned to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible, and in any event so as to be received not later than 10.30 a.m. on 21 February 2004 in the case of the blue Form of Proxy for the Court Meeting and 10.40 a.m. on 21 February 2004 in the case of the white Form of Proxy for the Extraordinary General Meeting. The blue Form of Proxy for the Court Meeting (but not the white Form of Proxy for the Extraordinary General Meeting) may instead be handed to the**

**Chairman of that meeting. The return of a completed Form of Proxy will not prevent you from attending the Court Meeting or the Extraordinary General Meeting and voting in person if you so wish and are entitled to do so.**

If you have already completed and returned a Form of Election in respect of some or all of your Canary Wharf Shares, and if you do not wish to revoke that earlier election or make an additional election, then you do not need to complete the enclosed yellow Form of Election. If you have completed and returned one or more Forms of Election previously sent to you and if you wish to make an additional election or revoke ALL of the elections made in those Forms of Election and make new election(s), then you should complete the enclosed yellow Form of Election in accordance with the instructions printed thereon.

In order to be valid, completed Forms of Election should be returned by post to Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH or by hand (during business hours only) to Capita IRG Plc, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to be received before 3.00 p.m. on 10 March 2004.

*Action to be taken in connection with the CWGA Offer*

Under the Code, CWGA is obliged to post an offer document in connection with the CWGA Offer to Canary Wharf Shareholders on or before 4 March 2004 (unless the Panel agrees otherwise). Canary Wharf Shareholders are recommended to take no action in respect of the CWGA Offer for the time being.

**10. Further information**

Your attention is drawn to the letter from Lazard and Cazenove set out in Part 2 of the Scheme Document, which gives further details about the Acquisition and the Scheme, to the AIM Document and to the Supplemental AIM Document accompanying this document. The AIM Document and the Supplemental AIM Document contain further information about Silvestor, Silvestor Holdings, the Canary Wharf Group and the Class B Shares and have been issued by Silvestor Holdings, and Silvestor Holdings and the directors and the proposed directors of Silvestor Holdings are responsible for them.

**11. Recommendation**

The Independent Committee, having been so advised by Cazenove, considers the improved terms of the Acquisition (including the Scheme) to be fair and reasonable and that it should be voted for in the absence of a superior offer.

The Independent Committee has also been advised by Lazard, which considers the improved terms of the Acquisition (including the Scheme) to be fair and reasonable and that it should be voted for in the absence of a superior offer. Lazard advised the Company on the disposal of certain properties to RBS and received a fee on the completion of those disposals. As completion of the property disposals was a condition to the Acquisition, Lazard has not acted as Rule 3 adviser to the Independent Committee in relation to the Acquisition for the purposes of the Code.

In providing advice to the Independent Committee, Cazenove and Lazard have taken into account the commercial assessments of the Independent Committee.

**The Independent Committee unanimously recommends the improved terms of the Acquisition and therefore unanimously recommends Canary Wharf Shareholders to vote in favour of the Acquisition, as the Canary Wharf Directors comprising the Independent Committee and George Iacobescu and Peter Anderson have undertaken to do in respect of their own beneficial shareholdings of 3,955,001 Canary Wharf Shares, representing approximately 0.7 per cent. of the issued share capital of the Company.**

The undertakings referred to in the preceding paragraph cease to be binding if the recommendation of the Acquisition by the Independent Committee is withdrawn or adversely modified.

Under the Mix and Match Election, Canary Wharf Shareholders may elect to vary the proportions in which they receive cash and Class B Shares in respect of their holdings of Canary Wharf Shares and will, if they so elect, receive 275 pence in cash for each Canary Wharf Share which they hold. The Independent Committee has based its recommendation of the Acquisition on the 275 pence in cash per

Canary Wharf Share which is available to Canary Wharf Shareholders if they elect, under the Mix and Match Election, to receive all cash instead of Class B Shares.

**The availability of a continuing investment in the future of the Canary Wharf Estate through the Class B Shares may be an advantage to some of the Company's shareholders, but the Independent Committee expresses no opinion on the value of the Class B Shares or whether Canary Wharf Shareholders should decide to receive any Class B Shares.**

Canary Wharf Shareholders are recommended to consider carefully, in the light of their own investment objectives and having taken independent advice appropriate to their own financial circumstances, whether it is appropriate for them to invest in Class B Shares. Canary Wharf Shareholders are reminded that, unless they elect under the Mix and Match Election to receive all cash in respect of their Canary Wharf Shares, they will receive part of any consideration payable under the Acquisition in the form of Class B Shares. The Independent Committee draws the attention of Canary Wharf Shareholders to the letter from Morgan Stanley (contained in Appendix 1 of this document) which provides an estimate of value of not less than 100 pence per Class B Share.

Yours sincerely

Sir Martin Jacomb
*Chairman of the Independent Committee and acting Chairman of the Company*

# PART 2

## ADDITIONAL INFORMATION

**1. Responsibility**

(a) *Canary Wharf*

With the exception of Paul Reichmann, the Canary Wharf Directors, whose names are set out in paragraph 2(a) below, accept responsibility for all the information contained in this document (save that George Iacobescu and A. Peter Anderson II do not accept responsibility for paragraphs 1, 2, 4 and 11 of Part 1 of this document) except for the information relating to Silvestor, Silvestor Holdings, the arrangements relating to the Consortium (including the arrangements with HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and the Government of Qatar, Supreme Council for Economic Affairs and Investment), the MS Funds, the Glick Entities, the Whitehall 2001 Funds and the information in this Part 2 concerning Paul Reichmann and his immediate family and persons connected with him (within the meaning of section 346 of the Act). The Takeover Panel has consented to the exclusion of Mr. Reichmann from this responsibility statement.

Paul Reichmann accepts responsibility for all of the information contained in Part 2 of this document relating to himself and his immediate family and persons connected with him (within the meaning of section 346 of the Act).

To the best of the knowledge and belief of the Canary Wharf Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) *Silvestor*

The Silvestor directors and the Silvestor Holdings directors (including the proposed directors of Silvestor Holdings), whose names are set out in paragraph 2(b) below, accept responsibility for all the information contained in this document relating to Silvestor and Silvestor Holdings (respectively) and the information relating to the arrangements with HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and the directors of Silvestor and of Silvestor Holdings (respectively) and their immediate families and persons connected with them (within the meaning of section 346 of the Act).

To the best of the knowledge and belief of the Silvestor directors and the Silvestor Holdings directors (including the proposed directors of Silvestor Holdings) (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c) *The MSREF Funds and the MSRESS Funds*

Jay Mantz, John Carrafiell and Stephane Theuriau accept responsibility for all the information contained in this document relating to the MSREF Funds, the MSRESS Funds and the information relating to the Government of Qatar, Supreme Council for Economic Affairs and Investment. To the best of the knowledge and belief of each of Jay Mantz, John Carrafiell and Stephane Theuriau (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(d) *The Princes Gate Investors*

Gavin MacDonald accepts responsibility for all the information contained in this document relating to the Princes Gate Investors. To the best of the knowledge and belief of Gavin MacDonald (who has taken all reasonable care to ensure that such is the case), the information contained in this document for which he is responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(e) *The Glick Entities*

Shmuel Levinson and Simon Glick accept responsibility for all the information contained in this document relating to the Glick Entities. To the best of the knowledge and belief of each of Shmuel Levinson and Simon Glick (who have taken all reasonable care to ensure that such is the case), the

information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(f) *The Whitehall funds*

Richard Powers and Stuart Rothenberg accept responsibility for all the information contained in this document relating to the Whitehall funds, including the Whitehall 2001 Funds. To the best of the knowledge and belief of Richard Powers and Stuart Rothenberg (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

**2. The Canary Wharf Directors, the Silvestor Directors and the Silvestor Holdings Directors**

(a) The Canary Wharf Directors and their respective positions are:

| Name | Position held |
|---|---|
| Sir Martin Jacomb | Non-executive Director, Chairman of the Independent Committee, acting Chairman of the Company* |
| George Iacobescu, CBE | Chief Executive |
| A. Peter Anderson II | Managing Director, Finance |
| Paul Reichmann | Executive Director* |
| Sir John Carter | Non-executive Director |
| Christopher Jonas, CBE | Non-executive Director |
| Michael Price | Non-executive Director |
| Gerald Rothman | Non-executive Director |
| Robert Speirs | Non-executive Director |
| Andrew Tisch | Non-executive Director |

*At the annual general meeting of the Company held on 12 November 2003, Paul Reichmann temporarily stepped aside from his position as Chairman of the Company and Sir Martin Jacomb assumed the position of acting Chairman of the Company. Paul Reichmann informed the board of the Company that from the time of publication of the Scheme Document he would not act as a director or participate in that capacity in the affairs of the Company until the offer process is finally concluded.

The Company's registered office is at One Canada Square, Canary Wharf, London E14 5AB.

(b) The directors of Silvestor Holdings and Silvestor and their respective positions are:

*Silvestor Holdings*

| Name | Position held |
|---|---|
| Shmuel David Levinson | Non-executive Director |
| Stephane Theuriau | Non-executive Director |
| A. Peter Anderson II | Proposed executive Director |
| John Anthony Carrafiell | Proposed non-executive Director |
| George Iacobescu | Proposed executive Director |
| Gavin Lee MacDonald | Proposed non-executive Director |
| Jay Mantz | Proposed non-executive Director |
| Alexander Heini Philip Midgen | Proposed non-executive Director |
| Richard Powers | Proposed non-executive Director |

Note: The proposed directors of Silvestor Holdings will be appointed upon the Scheme becoming effective.

*Silvestor*

| Name | Position held |
|---|---|
| Shmuel David Levinson | Non-executive Director |
| Stephane Theuriau | Non-executive Director |

The registered office of each of Silvestor and Silvestor Holdings is at 2 Lambs Passage, London EC1Y 8BB.

### 3. Information contained in the Scheme Document

Save as disclosed in this document, as at 6 February 2004 (the last practicable business day prior to the publication of this document) there has been no material change to the information set out in the Scheme Document.

### 4. Market quotations

Set out below are the closing middle market quotations of Canary Wharf Shares as derived from the Daily Official List on:

(a) the first business day of each of the six months immediately prior to the date of this document;

(b) 24 April 2003 (the last business day prior to speculation surrounding a potential offer for the Company);

(c) 5 June 2003 (the last business day before the commencement of the Offer Period); and

(d) 6 February 2004 (the last practicable business day prior to the publication of this document).

| Date | Canary Wharf Share price (pence) |
|---|---|
| 24 April 2003 | 157.5 |
| 5 June 2003 | 180 |
| 1 August 2003 | 255 |
| 1 September 2003 | 263 |
| 1 October 2003 | 272 |
| 3 November 2003 | 240 |
| 1 December 2003 | 242 |
| 2 January 2004 | 268.75 |
| 2 February 2004 | 266.0 |
| 6 February 2004 | 278 |

Save as set out in paragraph 5(b) of this Part 2, no transactions have taken place in shares in Silvestor Holdings since its incorporation on 29 September 2003 or in Silvestor since its incorporation on 20 August 2003.

### 5. Shareholdings and dealings

For the purposes of this paragraph 5, "disclosure period" means the period commencing on 6 June 2002 (being the date 12 months prior to the commencement of the Offer Period) and (save as set out in sub-paragraph 5(a)(i)(5) and in sub-paragraph 5(c)(iii) below) ending on 6 February 2004 (the last practicable business day prior to the publication of this document) and "relevant period" means the period commencing on 12 January 2004 (the last practicable business day prior to the publication of the Scheme Document) and ending on 6 February 2004 (the last practicable date prior to the publication of this document).

(a) *Shareholdings and dealings in Canary Wharf Shares*

(i) *Canary Wharf parties*

(1) The interests of the Canary Wharf Directors and their immediate families and connected persons (within the meaning of section 346 of the Act), all of which are beneficial unless otherwise stated, in the share capital of the Company (as shown in the register required to be kept under section 325 of the Act or which have been notified or are required to be notified to the Company pursuant to sections 324 or 328 of the Act) as at the last day of the disclosure period were as follows:

| **Name** | **Number of Canary Wharf Shares** |
|---|---|
| Sir Martin Jacomb | 15,152 |
| G. Iacobescu | 806,946[(a), (b)] |
| A. P. Anderson II | 6,544[(c)] |
| P. Reichmann | 51,915,085[(d)] |
| Sir John Carter | 15,576 |
| C. W. Jonas | 49,633 |
| M. F. Price | 3,000,000 |
| G. Rothman | 53,574 |
| R. Speirs | 7,576 |

Notes:

(a) Includes a non-beneficial holding of 527 shares held by Mrs Iacobescu.

(b) Includes 3,906 Partnership and Matching shares under the Canary Wharf All Employee Share Plans.

(c) Includes 4,131 Partnership and Matching shares under the Canary Wharf All Employee Share Plans.

(d) Non-beneficial, held by various subsidiaries of LMR Trust, a discretionary trust for the benefit of, amongst others, the Paul Reichmann family. For further details of these interests please see sub-paragraph (3) below. In addition, the LMR Trust, through its subsidiary IPC Advisors Limited, holds warrants to subscribe for 42,950,679 Canary Wharf Shares (as described in sub-paragraph (4) below).

(2) The Canary Wharf Directors had the following interests in options over unissued Canary Wharf Shares under the terms of the Canary Wharf Share Schemes (each granted for nil consideration) as at the last day of the disclosure period:

*A. P. Anderson II*

| **Approved/ Unapproved** | **Number of Canary Wharf Shares** | **Adjusted price per option (p)** | **Earliest Exercise Date** | **Expiry Date** |
|---|---|---|---|---|
| Unapproved[1] | 531,960 | 331.17 | 01/04/02 | 31/03/09 |
| Unapproved[2] | 265,980 | 331.17 | 01/04/02 | 31/03/09 |
| Unapproved[3] | 398,969 | 331.17 | 01/04/02 | 31/03/09 |
| Approved[1] | 4,022 | 400.00 | 01/04/02 | 31/03/09 |
| Approved[2] | 2,011 | 400.00 | 01/04/02 | 31/03/09 |
| Approved[3] | 3,016 | 400.00 | 01/04/02 | 31/03/09 |
| Unapproved[3] | 905,879 | 331.17 | 01/01/06 | 31/03/09 |
| | 2,111,837 | | | |

*G. Iacobescu*

| **Approved/ Unapproved** | **Number of Canary Wharf Shares** | **Adjusted price per option (p)** | **Earliest Exercise Date** | **Expiry Date** |
|---|---|---|---|---|
| Unapproved[1] | 881,722 | 65.82 | 03/03/98 | 02/03/08 |
| Unapproved[1] | 1,015,096 | 331.17 | 01/04/02 | 31/03/09 |
| Unapproved[2] | 507,547 | 331.17 | 01/04/02 | 31/03/09 |
| Unapproved[3] | 761,322 | 331.17 | 01/04/02 | 31/03/09 |
| Approved[1] | 4,022 | 400.00 | 01/04/02 | 31/03/09 |
| Approved[2] | 2,011 | 400.00 | 01/04/02 | 31/03/09 |
| Approved[3] | 3,016 | 400.00 | 01/04/02 | 31/03/09 |
| Unapproved[3] | 1,811,758 | 331.17 | 01/01/06 | 31/03/09 |
| | 4,986,494 | | | |

Notes:

1 Options which have vested and are exercisable or became exercisable during the year;

2 Options which are vested and are not yet exercisable;

3 Options which have not yet vested.

(3) Of the 51,915,085 Canary Wharf Shares in which the LMR Trust (and, consequently, Paul Reichmann) is interested, it is interested in 25,000,000 of them by virtue of financing arrangements entered into by certain of its subsidiaries. Under these financing arrangements, which were structured as two equity swap agreements, the LMR Trust's subsidiaries transferred shares to lenders in return for loans. They have the right to require the transfer of 25,000,000 Canary Wharf Shares to them upon repayment of the loans plus any outstanding interest and expenses. The equity swaps are with Dresdner Bank AG and a subsidiary of it (one requiring the transfer of 15,000,000 Canary Wharf Shares and one requiring the transfer of 10,000,000 Canary Wharf Shares). Save as described in sub-paragraph (6) below, the Company is not aware of the price at which these swaps were transacted or the amount of debt currently outstanding against these Canary Wharf Shares.

(4) Warrants over 32,240,400 and 10,710,279 Canary Wharf Shares (as adjusted) are held by IPC Advisors Limited, a subsidiary of the LMR Trust. Subject to any adjustment to the exercise price arising in accordance with the terms of the Warrants, these warrants are exercisable until 31 December 2005 at a price of 375 pence per Canary Wharf Share and 1 April 2006 at a price of 275 pence per Canary Wharf Share respectively.

(5) As at the last day of the disclosure period (which period shall, for the purposes of this sub-paragraph (5) to the extent that it relates to the Credit Suisse First Boston group, be deemed to end on 5 February 2004), the following advisers of the Company as specified in sub-paragraph (2) of the definition of associate (excluding any exempt market-makers) owned or controlled the following shareholdings in the Company:

| **Name** | **Number of Canary Wharf Shares** |
|---|---|
| Credit Suisse First Boston International | 165,807 |
| Credit Suisse Private Banking London | 22,800* |

* non-beneficial

(6) During the relevant period the dealings for value by Canary Wharf Directors, their immediate families and connected persons (within the meaning of section 346 of the Act) in Canary Wharf Shares (as shown in the register required to be kept under section 325 of the Act or which have been notified or are required to be notified to the Company pursuant to sections 324 or 328 of the Act) were as follows:

| **Name** | **Date** | **Nature of transaction** | **Number of Canary Wharf Shares** | **Price per Canary Wharf Share (£)** |
|---|---|---|---|---|
| P. Reichmann | 05/02/2004 | Unwinding of swap | 15,000,000 | N/A |

Note: On 5 February 2004, RF Investments Limited ("RF") acquired 15,000,000 Canary Wharf Shares pursuant to the unwinding of a financing arrangement, structured as an equity swap arrangement, previously entered into with Credit Agricole Lazard Financial Products Bank ("CALFP"). Under this financing arrangement, RF borrowed money from CALFP. Upon repayment of that loan, RF was entitled to require the transfer to it of 15,000,000 Canary Wharf Shares. RF has repaid the loan and upon the unwinding of the equity swap arrangement the beneficial interest in those shares was transferred to Canary Investments S.à.r.l., a wholly owned subsidiary of the LMR Trust. The price paid to CALFP was £20,713,448.86 comprising the principal of the outstanding loan plus fees and expenses and was not dependent on the market price of a Canary Wharf Share.

(7) The following persons, who are associates of the Company falling within the definition of "associate" set out in sub-paragraph 5(d)(i)(2) below, excluding any exempt market makers, dealt for value in Canary Wharf Shares during the Offer Period:

| **Name** | **Date** | **Nature of transaction** | **Number of Canary Wharf Shares** | **Price per Canary Wharf Share (£)** |
|---|---|---|---|---|
| CALFP | 05/02/2004 | Unwinding of swap | 15,000,000 | N/A |

Note: See the note to sub-paragraph 5(a)(i)(6) above.

(ii) *Silvestor parties*

(1) As at the last day of the disclosure period, the following persons deemed to be acting in concert with Silvestor for the purposes of the Acquisition, owned or controlled the following shareholdings in the share capital of the Company (beneficially held unless otherwise noted):

| Name | Number of Canary Wharf Shares |
|---|---|
| GF Investments II, LLC | 46,096,888[(a)] |
| Daniel Sklarin as Trustee of the Louis and Simon Glick New Jersey 1987 Trust | 21,162,736[(a)] |
| Daniel Sklarin as Trustee of the Louis Glick and Seymour Pluchenik New Jersey 1987 Trust | 16,593,739 |
| Chichester Offshore Limited | 1,151,300 |

(a) Held as trustee.

(2) As at the last day of the disclosure period, the following persons, who have given undertakings to Silvestor to vote in favour of the Scheme, owned or controlled the following shareholdings in the share capital of the Company:

| Name | Number of Canary Wharf Shares |
|---|---|
| Kingdom 5-KR 125, Ltd. | 3,500,000[(a)] |
| Kingdom 5-KR 135, Ltd. | 9,788,000[(a)] |

(a) Held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family. In July 2002, Kingdom 5-KR 135, Ltd. sold 3,500,000 Canary Wharf Shares to Kingdom 5-KR 125, Ltd. at a price of US$6.36 per Canary Wharf Share.

(3) As at the last day of the disclosure period, the following persons, who are associates of Silvestor Holdings falling within the definition of "associate" set out in sub-paragraph 5(d)(i)(2) below, owned or controlled the following shareholdings in the share capital of the Company:

| Name | Number of Canary Wharf Shares |
|---|---|
| Morgan Stanley Securities Limited | 307,368 |
| Morgan Stanley Capital (Luxembourg) SA | 90,517 |
| Morgan Stanley Investment Management Limited | 1,747,655 |
| Quilter & Co. Limited | 21,295 |
| Morgan Stanley Investment Management North America | 106,858 |
| Morgan Stanley Investment Trust Management Co. Limited | 217,827 |
| Goldman Sachs International | 97,531 |

(4) The following persons, who are associates of Silvestor Holdings falling within the definition of "associate" set out in sub-paragraph 5(d)(i)(2) below, dealt for value in Canary Wharf Shares during the relevant period:

| Name | Date | Nature of transaction | Number of Canary Wharf Shares | Price per Canary Wharf Share (£) |
|---|---|---|---|---|
| Goldman Sachs International | 05/02/2004 | Sale | 195,786 | 2.71 |

(b) *Shareholdings and dealings in Silvestor Holdings Shares*

(i) As at the last day of the disclosure period, the following persons deemed to be acting in concert with Silvestor for the purposes of the Acquisition, owned or controlled the following shareholdings in the share capital of Silvestor Holdings or Silvestor (beneficially held unless otherwise noted):

| Name | Number of Silvestor Holdings shares |
|---|---|
| Morgan Stanley Real Estate Fund IV International-T, L.P. | 20 ordinary shares of 10 pence each |
| MSREF IV TE Holding, L.P. | 499,980 ordinary shares of 10 pence each |

(ii) Pursuant to the revised underwriting arrangements described in sub-paragraph 7(k) of this Part 2, Morgan Stanley Securities Limited has agreed to underwrite the issue of 238,459,959 Class B Shares at a price of £1 per Class B Share to the extent that such shares are not taken up by Canary Wharf Shareholders under the Mix and Match Election. As a consequence of the revision of those underwriting arrangements, the sub-underwriting arrangements with certain parties acting in concert with Silvestor (as referred to in sub-paragraph 4(b)(iv) of Part 8 of the Scheme Document) have also been revised so that the interests of those parties are as follows:

| Name | Number of Class B Shares underwritten |
|---|---|
| *MSREF Funds* | |
| Morgan Stanley Real Estate Fund IV International-T, L.P. | 25,356,020 |
| MSREF IV TE Holding, L.P. | 33,861,184 |
| Morgan Stanley Real Estate Fund IV Special International, L.P. | 15,375,579 |
| Morgan Stanley Real Estate Investors IV International, L.P. | 2,658,620 |
| *MSRESS Funds* | |
| Morgan Stanley European Real Estate Special Situations Fund II, L.P. | 2,226,084 |
| Morgan Stanley European Real Estate Special Situations Fund II-T, L.P. | 1,006,116 |
| Morgan Stanley European Real Estate Special Situations II Investors , L.P. | 878,352 |
| Morgan Stanley European Real Estate Special Situations Fund II-A, C.V. | 4,047,468 |
| Morgan Stanley European Real Estate Special Situations Fund II-B, C.V. | 1,818,228 |
| Morgan Stanley European Real Estate Special Situations Fund II-C, C.V. | 2,023,752 |
| *Whitehall 2001 Funds* | |
| Whitehall Street Global Real Estate Limited Partnership 2001 | 4,985,522 |
| Whitehall Parallel Global Real Estate Limited Partnership 2001 | 1,855,083 |
| Whitehall Street International Real Estate Limited Partnership 2001 | 2,370,600 |
| Whitehall Street Global Employee Fund 2001, L.P. | 659,395 |
| Whitehall Street Global Employee Fund 2001 (Delaware), L.P. | 129,400 |
| *Princes Gate Investors* | |
| Princes Gate Investors | 6,000,000 |
| *Glick Entities* | |
| Chichester Offshore Limited | 3,208,556 |

(iii) Save as disclosed above in this sub-paragraph 5(b), during the relevant period there were no dealings for value in Silvestor Holdings Shares by persons deemed to be acting in concert with Silvestor for the purposes of the Acquisition.

(c) *General*

(i) Save as disclosed in this paragraph 5 and/or in paragraph 4 of Part 8 of the Scheme Document, none of the Company, the Canary Wharf Directors, any members of such directors' immediate families nor any connected person (within the meaning of section 346 of the Act) owned or controlled or (in the case of the Canary Wharf Directors, their immediate families and connected persons) was interested, directly or indirectly in any relevant securities on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of the Company, redeemed) any relevant securities during the disclosure period.

(ii) Save as disclosed in this paragraph 5 and/or in paragraph 4 of Part 8 of the Scheme Document, none of Silvestor, its subsidiaries, the directors of Silvestor, any members of such directors' immediate families nor any connected person (within the meaning of section 346 of the Act), nor any person deemed to be acting in concert with Silvestor for the purposes of the Acquisition, owned or controlled or (in the case of the directors of Silvestor, their immediate families and connected persons) was interested, directly or indirectly in any relevant securities on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of Silvestor, redeemed) any relevant securities during the disclosure period.

(iii) Save as disclosed in this paragraph 5 and/or in paragraph 4 of Part 8 of the Scheme Document, no bank, stockbroker, financial or other professional adviser to the Company or to any subsidiary or associated company of the Company nor any person (other than an exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of the Company, nor any pension fund of the Company or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with the Company owned or controlled any relevant securities on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period. To the extent this paragraph relates to the Credit Suisse First Boston group, the disclosure period will be deemed to have ended on 5 February 2004.

(iv) Save as disclosed in this paragraph 5 and/or in paragraph 4 of Part 8 of the Scheme Document, no bank, stockbroker, financial or other professional adviser to Silvestor or to any subsidiary or associated company of Silvestor nor any person (other than an exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Silvestor, nor any pension fund of Silvestor or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Silvestor owned or controlled any relevant securities on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(v) Neither the Company nor any associate of the Company has any arrangement with any person in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(vi) Save as disclosed in paragraphs 8 and 9 of Part 1 of the Scheme Document, in paragraph 6 of Part 2 of the Scheme Document, in paragraph 7 of Part 8 of the Scheme Document and in paragraph 7 of this Part 2, neither Silvestor nor any person acting in concert with Silvestor for the purposes of the Acquisition has any arrangement with any person in relation to any relevant securities. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(d) *Definitions*

References in this paragraph 5 to:

(i) an "associate" of a company are to:

(1) a company's subsidiaries, and associated companies, and companies of which any such companies are associated companies. For this purpose ownership of interests of 20 per cent. or more of the equity share capital of a company is the test of associated company status;

(2) banks and financial and other professional advisers (including stockbrokers) to the company or companies covered in sub-paragraph (d)(i)(1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(3) the directors of the company and the directors of any company covered in sub-paragraph (d)(i)(1) above, (together in each case with their close relatives and related trusts); and

(4) the pension funds of the company or a company covered in sub-paragraph (d)(i)(1) above;

(ii) a "bank" does not include a bank whose sole relationship with the Company or with Silvestor or a company covered in sub-paragraph (d)(i)(1) above is the provision of normal commercial banking services or such activities in connection with the Acquisition as handling acceptance and other registration work;

(iii) "derivative" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying security;

(iv) "relevant securities" are to shares in Silvestor Holdings, Canary Wharf Shares or securities convertible into, rights to subscribe for or options (including traded options) in respect of, and derivatives referenced to, any of the foregoing; and

(v) "control" means a holding, or aggregate holdings, of shares carrying all or more of the voting rights of a company, irrespective of whether the holding or holdings give *de facto* control.

## 6. Material contracts – the Canary Wharf Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company and its subsidiaries since 15 January 2004 (the date of the Scheme Document) and are or may be material:

(a) An amendment and restatement agreement dated 8 February 2004 between the Company, Silvestor and Silvestor Holdings pursuant to which the terms of the Cooperation Agreement described in sub-paragraph 6(e) of Part 8 of the Scheme Document were amended in order to apply in relation to the improved terms of the Acquisition and by which the "long stop" date after which the parties cease to be bound was extended to 31 May 2004.

(b) A letter agreement dated 9 February 2004 between the Company and MSREF IV International-G.P., L.L.C. clarifying the agreement described in paragraph 7 of Part 2 of the Scheme Document (as referred to in paragraph 7 of Part 1 of this document) following the improvement in the terms of the Acquisition.

## 7. Material contracts – the Silvestor Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Silvestor or Silvestor Holdings since 15 January 2004 (the date of the Scheme Document) and are or may be material:

(a) The agreement described in paragraph 6(a) above.

(b) A letter agreement dated 5 February 2004 between Silvestor Holdings, Silvestor, the MS Funds, Simon Glick, the Glick Entities and the Whitehall 2001 Funds pursuant to which the parties agreed to the improved terms of the Acquisition, to make changes to agreements between some or all of the parties relating to the Acquisition and the Scheme and to use reasonable endeavours to finalise and post this document and the Supplemental AIM Document.

(c) An agreement dated 6 February 2004 between the MS Funds, the Glick Entities and Simon Glick amending the conduct of offer agreement described in paragraph 7(b)(i) of Part 8 of the Scheme Document so that the "long stop" date on which that agreement will terminate is 31 May 2004.

(d) A deed dated 5 February 2004 between the Glick Entities, Silvestor Holdings and Simon Glick amending and restating the share exchange agreement described in paragraph 7(b)(ii) of Part 8 of the Scheme Document. The amendments increase the aggregate number of SG Shares to be issued to the Glick Entities to 233,762,823 SG Shares in exchange for the Glick Entities contributing to Silvestor Holdings 85,004,663 Canary Wharf Shares.

(e) An agreement dated as of 9 February 2004 between Silvestor Holdings, the MS Funds, the Glick Entities and the Whitehall 2001 Funds amending the shareholders agreement described in paragraph 7(b)(iii) of Part 8 of the Scheme Document, as follows:

(i) the number of Class A Shares which certain of the parties have agreed to subscribe on the date on which the Scheme becomes effective are amended so that their respective obligations now relate to the following numbers of Class A Shares: the MSREF Funds – 137,000,000; the MSRESS Funds – 29,000,000; the Princes Gate Investors – 24,000,000; and the Whitehall 2001 Funds – 40,000,000;

(ii) prior to the Closing Date, the members of the MSREF Funds may novate in a single transaction up to an aggregate amount of £102,512,563 of the total subscription obligation of the MSREF Funds to MSQ and, upon such novation, MSQ will become a Party Shareholder and a member of the MS Shareholder Group for all purposes of the shareholders agreement except for certain provisions relating to transfers of shares; and

(iii) contemporaneously with the novation to MSQ by the MSREF Funds as provided above, the Whitehall 2001 Funds shall novate an aggregate amount of £21,000,000 of their subscription obligation to the MSREF Funds.

The above provisions apply in substitution for those described in paragraph 7(b)(iii)(A) of Part 8 of the Scheme Document.

The amendment agreement described above also amended a number of other provisions of the shareholders agreement as a consequence of the improvement in the terms of the Acquisition, including by limiting the rights of the parties in relation to the matters described in paragraph 7(b)(iii)(L)(4) of Part 8 of the Scheme Document and by altering the agreed form of the articles of association of Silvestor Holdings, the amount of authorised share capital and various defined terms.

(f) A letter agreement dated 4 February 2004 between Silvestor and J.P. Morgan Europe Limited (for and on behalf of itself and as agent for the lenders) consenting, for the purposes of the senior facility agreement described in paragraph 7(c)(i) of Part 8 of the Scheme Document, to the inclusion of MSQ in the defined term "MSREF" for all purposes except for certain change of ownership tests in relation to Silvestor and Silvestor Holdings set out in the events of default contained in the senior facility agreement.

(g) A letter agreement dated 4 February 2004 between Silvestor, J.P. Morgan Europe Limited (for and on behalf of itself and as agent for the lenders) and each of Citigroup Global Markets Limited, Goldman Sachs Credit Partners, L.P., J.P. Morgan PLC and Morgan Stanley Dean Witter Bank Limited (as the mandated lead arrangers) consenting to certain amendments to the senior facility agreement described in paragraph 7(c)(i) of Part 8 of the Scheme Document including the extension of the certain funds period and to the issuing of the press release announcing the improved terms of the Acquisition and this document.

(h) A letter agreement dated 30 January 2004 between Silvestor and Goldman Sachs Credit Partners, L.P. (as agent, original lender and mandated lead arranger) consenting, for the purposes of the mezzanine facility agreement described in paragraph 7(c)(ii) of Part 8 of the Scheme Document, to the inclusion of MSQ in the defined term "MSREF".

(i) A letter agreement dated 3 February 2004 between Silvestor and Goldman Sachs Credit Partners, L.P. (as agent, original lender and mandated lead arranger) consenting to certain amendments to the mezzanine facility agreement described in paragraph 7(c)(ii) of Part 8 of the Scheme Document including the extension of the certain funds period and to the issuing of the press release announcing the improved terms of the Acquisition and this document.

(j) A deed dated 5 February 2004 between Silvestor Holdings and Silvestor amending and restating the funding deed described in paragraph 7(c)(x) of Part 8 of the Scheme Document to make consequential changes as a result of the improved terms of the Acquisition.

(k) An agreement dated 5 February 2004 between Silvestor Holdings and Morgan Stanley Securities Limited ("MSSL") amending and restating the cash underpinning agreement described in paragraph 7(d) of Part 8 of the Scheme Document. Under the amended and restated cash underpinning agreement, MSSL has conditionally agreed to procure persons to accept the allotment and issue of an aggregate number of Class B Shares equal to:

    (i) 238,459,959 Class B Shares; less

    (ii) the actual number (if any) of Class B Shares that are to be allotted and issued by Silvestor Holdings to Scheme Shareholders (other than Scheme Shareholders that are companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family) under the Scheme.

    Under the amended and restated cash underpinning agreement, Silvestor Holdings will pay to MSSL an underwriting commission (plus an amount in respect of value added tax, if any) of:

    (i) an amount in pounds sterling equal to 2 per cent. of £238,459,959 (being £4,769,199.18); and

    (ii) upon completion of the Acquisition, an amount in pounds sterling equal to 5 per cent. of the number of Class B Shares for which MSSL is obliged to procure persons to accept the allotment and issue, as described above.

    The amended and restated cash underpinning agreement contains certain representations, warranties, undertakings and indemnities on the part of Silvestor Holdings. In addition, the obligation of MSSL to procure payment or itself pay for Class B Shares is conditional upon compliance by Silvestor Holdings with certain of its obligations under the agreement, the Scheme becoming effective not later than 31 May 2004 (or such later date as Silvestor Holdings and MSSL may agree) and the London Stock Exchange agreeing to admit the Class B Shares to trading on AIM.

## 8. Cash confirmation

Morgan Stanley & Co. Limited and N M Rothschild & Sons Limited are satisfied that the necessary financial resources are available to Silvestor to satisfy the consideration due under the Scheme in full including any amounts due to those Canary Wharf Shareholders who make a Cash Election (as that term is defined in the scheme of arrangement contained in Part 4 of the Scheme Document) in respect of some or all of their Canary Wharf Shares.

## 9. Sources and bases of information

(a) The value of the whole of the issued share capital of the Company of approximately £1.61 billion is based on 585,008,225 shares, being the number of existing issued shares of the Company as at 6 February 2004 (the last practicable business day prior to the publication of this document) and consideration per Canary Wharf Share of 220 pence in cash and 0.55 of a Class B Share (assuming each such share has a value of 100 pence on the Effective Date).

(b) Unless otherwise stated, all prices quoted for Canary Wharf Shares are closing middle market prices and are derived from the Daily Official List.

(c) The information concerning CWGA and the terms of the offer which it is proposed be made by it contained in Part 1 of this document has been extracted from the announcement made by CWGA on 5 February 2004 indicating CWGA's firm intention to make an offer for the Company.

**10. General**

(a) Each of Lazard & Co., Limited and Cazenove & Co. Ltd has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(b) Each of Morgan Stanley & Co. Limited and N M Rothschild & Sons Limited has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c) Goldman Sachs International has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(d) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Canary Wharf Shares to be acquired by Silvestor pursuant to the Scheme will be transferred to any other person save that Silvestor reserves the right to transfer any such shares to any other member of the Silvestor Group.

(e) Save as disclosed in the Scheme Document, no agreement, arrangement or understanding (including compensation arrangement) exists between Silvestor or any person acting in concert with it for the purposes of the Acquisition and any of the directors, recent directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the Acquisition.

(f) The emoluments of the Silvestor Directors will not be varied as a consequence of the Acquisition.

**11. Documents available for inspection**

Copies of the following documents will be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, during usual business hours on any weekday (weekends and public holidays excepted) prior to the Scheme becoming effective:

(a) those documents indicated as being available at the offices of Clifford Chance LLP in paragraph 11 of Part 8 of the Scheme Document;

(b) the agreements referred to in paragraph 6 above; and

(c) the written consents referred to in paragraphs 10(a) to (c) above.

Copies of the following documents will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, during usual business hours on any weekday (weekends and public holidays excepted) prior to the Scheme becoming effective:

(a) those documents indicated as being available for inspection at the offices of Slaughter and May in paragraph 11 of Part 8 of the Scheme Document;

(b) the letters and agreements referred to in paragraph 7 above; and

(c) the letter from Morgan Stanley contained in Appendix 1.

## 12. No binding agreement

This document does not evidence or record a legally binding agreement between Silvestor and the Company to implement the Acquisition or the Scheme. Save for the Co-operation Agreement (as amended and restated in the manner described in paragraph 6(a) of this Part 2), a summary of which is set out in paragraph 6(e) of Part 8 of the Scheme Document, no such legally binding agreement exists as at the date of this document.

9 February 2004

# APPENDIX 1

# ESTIMATE OF VALUE OF CLASS B SHARES

*The following is the full text of a letter from Morgan Stanley & Co. Limited to the Directors of Silvestor Holdings and of Silvestor*

The Directors
Silvestor Holdings plc
2 Lambs Passage
London EC14 8BB

The Directors
Silvestor UK Properties Limited
2 Lambs Passage
London EC14 8BB

9 February 2004

**Increased recommended offer by Silvestor UK Properties Limited for Canary Wharf Group plc**
**Estimate of Value of Class B Shares**

Dear Sirs,

Pursuant to the requirements of the City Code on Takeovers and Mergers (the "Code"), you have requested our opinion as to the estimated value of a Class B Share in Silvestor Holdings (the "Estimate of Value"). Under the improved terms of the Acquisition, for each Canary Wharf Share held, Canary Wharf Shareholders will be entitled to receive 220 pence in cash and 0.55 of a Class B Share, unless they elect to vary the proportions in which they receive cash and Class B Shares via the Mix and Match Election. The Class B Shares are currently unlisted and therefore do not have a public valuation. It is proposed that the Class B Shares will be admitted to trading on the Alternative Investment Market of the London Stock Exchange.

Capitalised terms used in this letter will, unless otherwise stated, have the same meaning given to them in the explanatory circular issued by Canary Wharf on 15 January 2004.

**Purpose**

This Estimate of Value has been provided to the Directors of Silvestor Holdings and Silvestor solely for the purposes of Rule 24.10 of the Code and shall not be used or relied upon for any other purpose whatsoever. It is not addressed to and may not be relied upon by any third party for any purpose whatsoever and Morgan Stanley & Co. Limited ("Morgan Stanley") expressly disclaims any duty or liability to any third party with respect to the contents of this letter.

This letter sets out our opinion as to the estimate of value of each Class B Share, assuming such shares had been in issue as at 6 February 2004 (being the latest practicable business day prior to the publication of the supplemental scheme circular) and assuming a willing buyer and seller, neither being under any compulsion to buy or sell, is dealing on an arm's length basis, each having knowledge of all relevant facts. We have assumed for this purpose that, as at 6 February 2004, the Acquisition had been completed so that Silvestor Holdings had full control of the Company through its ownership of Silvestor, and that the Class B Shares had been issued.

This Estimate of Value does not represent the value that a holder of a Class B Share may realise on any future sale of Class B Shares; such a value may be higher or lower than the figure in this letter. Morgan Stanley assumes no obligation to update or revise this Estimate of Value based upon circumstances or events occurring after the date hereof.

**Information**

In arriving at our estimate of value, we have, among other things:

i. reviewed certain publicly available financial statements and other business and financial information relating to the Company;

ii. reviewed certain information provided by senior management of the Company relating to the operations, financial condition and prospects of the Company;

iii. reviewed certain financial projections prepared by the principal investors in Silvestor Holdings;

iv. considered the commercial assessments of the Directors of Silvestor Holdings and of Silvestor;

v. considered the valuations of the Company's assets prepared by CB Richard Ellis Limited, Surveyors and Valuers and FPDSavills Commercial Limited, Chartered Surveyors as at 30 June 2003 and 31 December 2003 (the "property valuations");

vi. reviewed the Articles of Association of Silvestor Holdings and the rights and restrictions attached to the Class B Shares; and

vii. considered such other factors and performed such other analyses as we considered appropriate.

We have relied on, and assumed, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably and properly prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of Canary Wharf. We have not made any independent valuation or appraisal of the assets and liabilities of Canary Wharf, nor have we sought or been provided with any such valuation or appraisal, apart from the property valuations. Our opinion is necessarily based on financial, economic, market and other conditions in effect, and the information made available to us, as at 6 February 2004 (being the latest practicable business day prior to the publication of the supplemental scheme circular).

The valuation of non-publicly traded securities is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control. In performing this analysis, Morgan Stanley has made numerous assumptions with respect to industry performance and general business, economic and market conditions (in particular the current economic cycle and its impact on the real estate sector), many of which are beyond the control of Silvestor Holdings. Consequently, the view expressed in this letter is not necessarily indicative of: (1) the price at which the Class B Shares might actually trade in any public market as at 6 February 2004 or at any future date; or (2) the amount which might be realised upon a sale of the Class B Shares to a third party. This Estimate of Value may differ substantially from estimates available from other sources. In addition, our view would be expected to fluctuate with changes in prevailing market conditions, the financial conditions and prospects of Silvestor Holdings and other factors which generally influence the valuation of companies and securities.

**Methodology**

Morgan Stanley has used the valuation methodologies generally used in the real estate sector, including, *inter alia*, discounts to net asset value by reference to comparable companies and a discounted cash flow analysis based on the forecast cash flow for the business prepared by Silvestor Holdings and reflecting the proposed financing structure.

We have produced an estimated value per Class B Share using these methodologies and taken into account the information, factors, assumptions and limitations set out above.

The taxation position of individual shareholders will vary and so we have not taken account of the effects of any taxation exemptions, allowances or reliefs available for the purposes of income, capital gains, inheritance or any other applicable tax, duty or levy, notwithstanding that these may be significant in the case of some shareholders.

No account has been taken of the dealing costs a holder of Class B Shares might incur and it has been assumed that there is no dealing spread (the difference between a buying and selling price quoted by a market maker).

**Opinion**

On the basis of and subject to the foregoing, if a Class B Share had been in issue as at 6 February 2004 (being the latest practicable business day prior to the publication of the supplemental scheme circular), the estimated value per Class B Share would have been not less than 100 pence. On this basis, the value

per 0.55 of a Class B Share, which is receivable in respect of each Canary Wharf Share under the revised terms of the Acquisition (unless a different election is made pursuant to the Mix and Match Election), would have been not less than 55 pence.

**General**

Morgan Stanley is acting as financial advisor to Silvestor, Silvestor Holdings, the MSREF Funds, the MSRESS Funds and Princes Gate Investors and no one else in connection with the Acquisition and the Scheme. MSSL, an affiliate of Morgan Stanley, is fully underwriting the Class B Shares (other than those to be issued to companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family). Morgan Stanley and MSSL will receive fees from Silvestor and Silvestor Holdings in respect of these services.

Morgan Stanley will not be responsible to anyone other than Silvestor, Silvestor Holdings, the MSREF Funds, the MSRESS Funds and Princes Gate Investors for providing the protections afforded to clients of Morgan Stanley, nor for providing advice in connection with the Acquisition and the Scheme.

In providing this Estimate of Value, Morgan Stanley expresses no opinion or recommendation to any person as to whether they should vote in favour of the Scheme or whether they should make any elections pursuant to the Mix and Match Election. Morgan Stanley expresses no opinion as to the fairness of the financial terms of the Acquisition or Scheme.

Yours faithfully,
For and on behalf of
Morgan Stanley & Co. Limited

Brian Magnus
*Managing Director*

# APPENDIX 2
## SCHEME VOTE CALCULATIONS

| | Number of Canary Wharf Shares | Percentage of Issued Share Capital |
|---|---|---|
| Issued share capital of Canary Wharf | 585,008,225 | 100.0% |
| Shareholding of Glick Entities | 85,004,663 | 14.5% |
| Canary Wharf Shares eligible to vote at Court Meeting | 500,003,562 | 85.5% |
| Canary Wharf Shares committed to vote against the Scheme | | |
| – Brascan | 51,915,085 | 8.9% |
| – Reichmann Interests | 52,750,000 | 9.0% |
| Total Canary Wharf Shares committed to vote against the Scheme | 104,665,085 | 17.9% |
| Canary Wharf Shares eligible to vote at Court Meeting excluding those committed to vote against the Scheme | 395,338,477 | 67.6% |
| **Minimum number of Canary Wharf Shares required to vote in favour of the Scheme for it to succeed*** | **313,995,255** | **53.7%** |
| *As a percentage of shares eligible to vote at the Court Meeting excluding those committed to vote against the Scheme* | *79.4%* | |

* The Scheme requires votes in favour from a majority in number of the holders of Canary Wharf Shares present and voting, either in person or by proxy, representing not less than 75 per cent. in value of the Canary Wharf Shares held by such holders. Canary Wharf Shares in which Silvestor, Silvestor Holdings and/or the Glick Entities are interested will not be eligible to be voted on the resolution to approve the Scheme. Therefore, if the only Canary Wharf Shares voted against the Scheme are those held or controlled by Brascan and the Reichmann Interests (or in which they are interested), which represent 104,665,085 shares in aggregate, three times this number of shares (i.e. 313,995,255 Canary Wharf Shares) would be required to vote in favour in order for the Scheme to succeed.